

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2010

Edward Sanders
Chief Executive Officer
mLight Tech, Inc.
9694 Royal Palm Blvd
Coral Springs, Florida 33065

> **Re: mLight Tech, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 7, 2010**
> **File No. 333-169805**

Dear Mr. Sanders:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Please understand that after reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 Registration Statement, filed October 7, 2010

Summary Information about mLight, page 4

1.   Please revise your disclosure as appropriate to convey to investors with clarity the status of your business development—what has been accomplished, what remains to be accomplished for you to develop a product and generate revenues, and any material obstacles or uncertainties that may preclude completion of product development and ultimate achievement of the company's business plan. We would expect such disclosure to begin with a candid and brief statement that you lack any developed products and that references to proposed products or services be described in those terms (e.g. eliminate assertions that the company "will" develop certain products with certain capabilities). Ensure that your disclosure conveys consistently throughout your document the status of your business activities. This comment also applies to your Business section.

2.   We note that proceeds from this offering are intended to be used solely to complete the company's business plan and that the company expects to commence a second public offering shortly following completion of this offering in order to raise additional capital to fund product development. Please revise your disclosure in this section to ensure that this plan is clearly conveyed to investors and remove any language suggesting that the completion of a second public offering is certain.

Risk Factors

General

3.   It appears as though the company will only be subject to the periodic reporting obligations imposed by Section 15(d) of the Securities Exchange Act of 1934. Yet, you have not alerted investors to the fact that the company will not be a fully reporting company, or explained the consequences of its future reporting status as a Section 15(d) filer. In your next amendment, please include a risk factor alerting investors to the limited nature of the company's required reporting obligations and how those responsibilities vary from other duties imposed on fully reporting entities.

"We are depending upon the proceeds of this offering to fund our business…," page 5

4.   We note your disclosure on the cover page indicating the possibility that offering proceeds may not be sufficient to cover offering expenses. Please enhance this risk factor to alert investors to the fact that the offering proceeds, if any, may not be sufficient to fund planned operations and may not even cover the costs of the offering, such that post-offering the company may be in worse financial condition than it was prior to commencement of the offering. Also, you disclose in your Management's Discussion that you plan to conduct another equity offering following completion of the current offering in order to raise sufficient proceeds for the company to operate its business. Please address the risks related to this offering, such as the fact that you may not commence the offering and, if you do, the proceeds may be insufficient to fund your planned operations.

"The company's sole officer and director may not be in a position to devote a majority of his time to the company…," page 7

5.   You indicate that Mr. Sanders spends approximately thirty to thirty-five hours per week on your operations. You also disclose in Note 4 to your financial statements that Mr. Sanders is involved in other business activities and that he may face a conflict in selecting between the company and other business interests. Please address Mr. Sanders' potential conflicts of interest in this risk factor.

Use of Proceeds, page 12

6.   Your disclosure does not indicate with any specificity the principal purposes for which the net proceeds are intended to be used and the approximate amount intended to be used for each identified use. We note a more detailed discussion in Management's Discussion and Analysis regarding the actions management intends to take following the offering. Please revise your Use of Proceeds disclosure to include the level of detail required by Item 504 of Regulation S-K. Additionally, although your disclosure notes that the table on page 12 presents intended uses of proceeds based on varying offering proceeds, be advised that the table itself does not actually provide that information. In your next amendment, please ensure that your disclosure specifically addresses the relative priority of your planned use of proceeds, given the uncertainty as to whether you will complete the maximum offering. You should provide investors with information regarding how the proposed use of proceeds will vary and the nature of the expenditures you will be able to finance as the number of shares sold in the offering varies. Refer to Instructions 1 and 3 to Item 504 of Regulation S-K.

Dilution of the Price You Pay for Your Shares, page 13

7.   It appears that you have not properly rounded up your book value per share amounts as disclosed on page 14. Please revise your disclosures accordingly, or provide us with your calculations that support the amounts shown.

Business

Company Summary, page 18

8.   We note your reference to Gartner in this section and your reference to IDC on page 22. Please supplementally provide us with support for the statements attributed to these third parties. Also, supplementally tell us whether the source of the data is publicly available without cost or at a nominal expense. If the industry data you cite is not publicly available or available for a nominal fee, you must provide consents from the authors for use of the data in the prospectus or directly assume responsibility for the information and remove specific references to the sources of the data. Refer to Rule 436 under the Securities Act of 1933.

9.   You state that the company's products will "displace" other established network management products of market leaders such as Intel, Microsoft and Novell. Please revise your disclosure to provide a basis for the foregoing assertion or delete such language.

Product Overview, page 20

10.   You state that the company plans to launch its first product, but do not indicate the proposed timing for the launch. Please revise your disclosure to provide a materially complete discussion of where the company is in its product development life cycle.

Ensure that you identify and discuss the time frames for implementing the business plan, consistent with the company's disclosure in Management's Discussion and Analysis, and any material obstacles or uncertainties that may preclude you from achieving anticipated results.

11.   The diagram on page 20 suggests a product development timeline that is not discussed or explained elsewhere in the registration statement. Please revise your disclosure to provide a materially complete discussion of the meaning of such diagram, or remove it. To the extent you anticipate developing mLight Professional with varying stages of functionality over the course of the next three years, please ensure that your discussion in Product Overview clearly conveys the company's expectations regarding this product, and provide corresponding disclosure in Management's Discussion and Analysis.

Competition, page 22

12.   Please advise what consideration you gave to discussing the company's lack of product development, lack of revenue and inadequate capital in evaluating its competitive positioning.

Management's Discussion and Analysis of Financial Condition and Plan of Operations

Plan of Operations, page 25

13.   Please discuss the milestones you intend to achieve over the next twelve months if you sell only 25% of the securities being offered.

14.   You disclose in a risk factor on page 7 that you will create a proof-of-concept that you can use to attract customers. Please clarify in this section when you intend to complete your proof-of-concept and when you believe you will begin to use it to generate revenue from customers.

Financial Statements, F-1

Subsequent Events

15.   Revise the filing to disclose the date through which subsequent events have been evaluated and state whether that date is the date the financial statements were issued or the date the financial statements were available for issuance pursuant to ASC 855-10-50-1.

Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. If you have any other questions regarding these comments, please contact Courtney Haseley, Staff Attorney, at (202) 551-3548. If you require further assistance, please contact me at (202) 551-3456.

                                        Sincerely,

                                        Matthew Crispino
                                        Staff Attorney

cc: Via Facsimile: (561) 362-9612
        James Schneider, Esq.
        Schneider Weinberger & Beilly LLP